April 27, 2026

Ivan Ronald
Chief Financial Officer
AleAnna, Inc.
300 Crescent Court, Suite 1860
Dallas, TX 75201

       Re: AleAnna, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 31, 2025
           File No. 001-41164
Dear Ivan Ronald:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation